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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the second quarter ended June 30, 2016

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2016	2015	2016	2015

Revenues and Other Income

Operating revenues, net of royalties (note 3)	5 914	8 095	11 558	15 224

Other (loss) income (note 7)	(58)	49	(125)	306

	5 856	8 144	11 433	15 530

Expenses

Purchases of crude oil and products	2 672	3 061	4 741	5 833

Operating, selling and general	2 053	2 036	4 402	4 331

Transportation	242	245	531	512

Depreciation, depletion, amortization and impairment	1 605	1 305	3 077	2 638

Exploration	16	173	57	356

Gain on disposal of assets	(33)	(104)	(34)	(102)

Financing expenses (income) (note 9)	343	(30)	(375)	1 108

	6 898	6 686	12 399	14 676

(Loss) Earnings before Income Taxes	(1 042)	1 458	(966)	854

Income Taxes (note 10)

Current	(67)	408	(183)	592

Deferred	(240)	321	(305)	(126)

	(307)	729	(488)	466

Net (Loss) Earnings	(735)	729	(478)	388

Net (Loss) Earnings Attributable to:

Common shareholders	(735)	729	(489)	388

Non-controlling interest (note 4)	—	—	11	—

	(735)	729	(478)	388

Other Comprehensive (Loss) Income

Items reclassified to earnings

Realized gain on disposal of assets available for sale, net of income taxes of $13 (note 17)	—	(85)	—	(85)

Items that may be subsequently reclassified to earnings

Foreign currency translation adjustment	(68)	(6)	(330)	380

Items that will not be reclassified to earnings

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes	(40)	85	(40)	55

Other Comprehensive (Loss) Income	(108)	(6)	(370)	350

Total Comprehensive (Loss) Income	(843)	723	(848)	738

Per Common Share (dollars) (note 11)

Net (loss) earnings – basic and diluted	(0.46)	0.50	(0.31)	0.26

Net (loss) earnings – attributable to common shareholders – basic and diluted	(0.46)	0.50	(0.31)	0.26

Cash dividends	0.29	0.28	0.58	0.56

See accompanying notes to the interim consolidated financial statements.
SUNCOR ENERGY INC. 2016 SECOND QUARTER 43

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	June 30 2016 (see note 4)	December 31 2015

Assets

Current assets

Cash and cash equivalents	3 008	4 049

Accounts receivable	2 719	2 751

Inventories	2 930	3 090

Income taxes receivable	797	538

Assets held for sale (note 6)	845	—

Total current assets	10 299	10 428

Property, plant and equipment, net	72 037	61 151

Exploration and evaluation	2 131	1 681

Other assets	1 206	1 153

Goodwill and other intangible assets	3 077	3 079

Deferred income taxes	36	35

Total assets	88 786	77 527

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	2 638	747

Current portion of long-term debt	72	70

Accounts payable and accrued liabilities	4 850	5 306

Current portion of provisions	812	769

Income taxes payable	225	244

Liabilities associated with assets held for sales (note 6)	188	—

Total current liabilities	8 785	7 136

Long-term debt	14 843	14 486

Other long-term liabilities	2 089	1 573

Provisions (note 16)	7 174	5 339

Deferred income taxes	11 442	9 954

Shareholders' equity	44 453	39 039

Total liabilities and shareholders' equity	88 786	77 527

See accompanying notes to the interim consolidated financial statements.
44 SUNCOR ENERGY INC. 2016 SECOND QUARTER

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2016	2015	2016	2015

Operating Activities

Net (loss) earnings	(735)	729	(478)	388

Adjustments for:

Depreciation, depletion, amortization and impairment	1 605	1 305	3 077	2 638

Deferred income taxes	(240)	321	(305)	(126)

Accretion	73	45	137	97

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	29	(181)	(892)	781

Change in fair value of financial instruments and trading inventory	130	(64)	270	9

Gain on disposal of assets	(33)	(104)	(34)	(102)

Loss on extinguishment of long-term debt (note 9)	99	—	99	—

Share-based compensation	37	1	(126)	(147)

Exploration	—	149	—	198

Settlement of decommissioning and restoration liabilities	(36)	(69)	(158)	(202)

Other	(13)	23	8	96

Increase in non-cash working capital	(54)	(361)	(688)	(960)

Cash flow provided by operating activities	862	1 794	910	2 670

Investing Activities

Capital and exploration expenditures	(1 761)	(1 575)	(3 317)	(2 901)

Cash acquired from Canadian Oil Sands Limited (note 4)	—	—	109	—

Acquisitions (note 5)	(946)	—	(946)	—

Proceeds from disposal of assets	33	229	192	269

Other investments	(5)	(4)	(7)	(8)

(Decrease) Increase in non-cash working capital	(41)	7	(167)	(40)

Cash flow used in investing activities	(2 720)	(1 343)	(4 136)	(2 680)

Financing Activities

Net change in short-term debt	991	(8)	1 955	56

Net change in long-term debt	(1 578)	2	(1 542)	(4)

Issuance of common shares under share option plans	5	15	12	49

Issuance of common shares (note 12)	2 782	—	2 782	—

Dividends paid on common shares	(458)	(405)	(911)	(810)

Cash flow provided by (used in) financing activities	1 742	(396)	2 296	(709)

(Decrease) Increase in Cash and Cash Equivalents	(116)	55	(930)	(719)

Effect of foreign exchange on cash and cash equivalents	(10)	12	(111)	116

Cash and cash equivalents at beginning of period	3 134	4 825	4 049	5 495

Cash and Cash Equivalents at End of Period	3 008	4 892	3 008	4 892

Supplementary Cash Flow Information

Interest paid	428	348	514	424

Income taxes (received) paid	(141)	210	(10)	1 002

See accompanying notes to the interim consolidated financial statements.
SUNCOR ENERGY INC. 2016 SECOND QUARTER 45

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Non- controlling Interest	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2014	19 311	609	504	—	21 179	41 603	1 444 119

Net earnings	—	—	—	—	388	388	—

Foreign currency translation adjustment	—	—	380	—	—	380	—

Realized gain on disposal of assets available for sale, net of income taxes of $13 (note 17)	—	—	(85)	—	—	(85)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $21	—	—	—	—	55	55	—

Total comprehensive income	—	—	295	—	443	738	—

Issued under share option plans	63	(7)	—	—	—	56	1 646

Issued under dividend reinvestment plan	19	—	—	—	(19)	—	—

Share-based compensation		28	—	—	—	28	—

Dividends paid on common shares	—	—	—	—	(810)	(810)	—

At June 30, 2015	19 393	630	799	—	20 793	41 615	1 445 765

At December 31, 2015	19 466	633	1 265	—	17 675	39 039	1 446 013

Net earnings (loss)	—	—		11	(489)	(478)	—

Foreign currency translation adjustment	—	—	(330)	—	—	(330)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $13	—	—	—	—	(40)	(40)	—

Total comprehensive (loss) income	—	—	(330)	11	(529)	(848)	—

Issued under share option plans	17	(2)	—	—	—	15	450

Issued for cash, net of income taxes of $26 (note 12)	2 808	—	—	—	—	2 808	82 225

Issued for the acquisition of Canadian Oil Sands Ltd. (note 4)	3 154	—	—	1 172	—	4 326	98 814

Equity transactions to eliminate non-controlling interest in Canadian Oil Sands Ltd. (note 4)	1 298	—	—	(1 183)	(115)	—	36 879

Share-based compensation	—	24	—	—	—	24	—

Dividends paid on common shares	—	—	—	—	(911)	(911)	—

At June 30, 2016	26 743	655	935	—	16 120	44 453	1 664 381

See accompanying notes to the interim consolidated financial statements.
46 SUNCOR ENERGY INC. 2016 SECOND QUARTER

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangements.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2015.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at December 31, 2015.

Comparative figures have been reclassified to conform to the current year financial statement presentation for the revenues and expenses for the company's ethanol business that is presented in the Refining and Marketing segment, and was previously presented in Corporate, Energy Trading and Eliminations. The reclassification resulted in an increase in net earnings for the Refining and Marketing segment and a decrease for Corporate, Energy Trading and Eliminations of $14 million for the three months ended June 30, 2015, $20 million for the six months ended June 30, 2015 and $40 million for the year ended December 31, 2015.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2015.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2015.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period the rate change is substantively enacted.

(f) Assets Held for Sale

Assets and liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continuing use. The assets or disposal groups are measured at the lower of their carrying amount and estimated fair value less costs of disposal. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in Depreciation, Depletion, Amortization and Impairment. When the assets or disposal groups are sold, the gains or losses on the sale are recognized in Gain (loss) on disposal of assets. Assets classified as held for sale are not depreciated, depleted or amortized.

SUNCOR ENERGY INC. 2016 SECOND QUARTER 47

3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

						(Restated)		(Restated)

Revenues and Other Income

Gross revenues	810	2 204	595	729	4 538	5 229	25	67	5 968	8 229

Intersegment revenues	350	555	29	51	52	1	(431)	(607)	—	—

Less: Royalties	(9)	(38)	(45)	(96)	—	—	—	—	(54)	(134)

Operating revenues, net of royalties	1 151	2 721	579	684	4 590	5 230	(406)	(540)	5 914	8 095

Other (loss) income	(18)	(13)	36	(4)	2	(17)	(78)	83	(58)	49

	1 133	2 708	615	680	4 592	5 213	(484)	(457)	5 856	8 144

Expenses

Purchases of crude oil and products	172	53	—	1	2 869	3 513	(369)	(506)	2 672	3 061

Operating, selling and general	1 288	1 285	116	129	526	527	123	95	2 053	2 036

Transportation	146	141	22	24	84	90	(10)	(10)	242	245

Depreciation, depletion, amortization and impairment	938	760	461	338	172	172	34	35	1 605	1 305

Exploration	—	4	16	169	—	—	—	—	16	173

(Gain) loss on disposal of assets	(32)	(1)	—	(6)	(1)	(101)	—	4	(33)	(104)

Financing expenses (income)	64	39	35	(4)	1	—	243	(65)	343	(30)

	2 576	2 281	650	651	3 651	4 201	21	(447)	6 898	6 686

(Loss) Earnings before Income Taxes	(1 443)	427	(35)	29	941	1 012	(505)	(10)	(1 042)	1 458

Income Taxes

Current	(290)	110	130	90	220	272	(127)	(64)	(67)	408

Deferred	(90)	361	(191)	(105)	32	63	9	2	(240)	321

	(380)	471	(61)	(15)	252	335	(118)	(62)	(307)	729

Net (Loss) Earnings	(1 063)	(44)	26	44	689	677	(387)	52	(735)	729

Capital and Exploration Expenditures	1 254	985	275	396	229	172	3	22	1 761	1 575

48 SUNCOR ENERGY INC. 2016 SECOND QUARTER

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

						(Restated)		(Restated)

Revenues and Other Income

Gross revenues	2 395	3 981	1 126	1 461	8 117	10 037	22	23	11 660	15 502

Intersegment revenues	804	1 062	29	88	64	23	(897)	(1 173)	—	—

Less: Royalties	(28)	(56)	(74)	(222)	—	—	—	—	(102)	(278)

Operating revenues, net of royalties	3 171	4 987	1 081	1 327	8 181	10 060	(875)	(1 150)	11 558	15 224

Other income (loss)	15	45	38	112	13	4	(191)	145	(125)	306

	3 186	5 032	1 119	1 439	8 194	10 064	(1 066)	(1 005)	11 433	15 530

Expenses

Purchases of crude oil and products	312	123	—	2	5 325	6 860	(896)	(1 152)	4 741	5 833

Operating, selling and general	2 723	2 657	261	260	1 068	1 097	350	317	4 402	4 331

Transportation	330	293	45	51	176	189	(20)	(21)	531	512

Depreciation, depletion, amortization and impairment	1 855	1 533	817	703	342	337	63	65	3 077	2 638

Exploration	30	109	27	247	—	—	—	—	57	356

(Gain) loss on disposal of assets	(33)	7	—	(5)	(1)	(101)	—	(3)	(34)	(102)

Financing expenses (income)	119	78	50	34	12	(7)	(556)	1 003	(375)	1 108

	5 336	4 800	1 200	1 292	6 922	8 375	(1 059)	209	12 399	14 676

(Loss) Earnings before Income Taxes	(2 150)	232	(81)	147	1 272	1 689	(7)	(1 214)	(966)	854

Income Taxes

Current	(437)	106	191	191	319	479	(256)	(184)	(183)	592

Deferred	(126)	316	(264)	(550)	23	35	62	73	(305)	(126)

	(563)	422	(73)	(359)	342	514	(194)	(111)	(488)	466

Net (Loss) Earnings	(1 587)	(190)	(8)	506	930	1 175	187	(1 103)	(478)	388

Capital and Exploration Expenditures	2 361	1 778	546	752	401	256	9	115	3 317	2 901

4. ACQUISITION OF CANADIAN OIL SANDS

On February 5, 2016, Suncor obtained control of Canadian Oil Sands Limited (COS) by acquiring 73% of COS' outstanding common shares in exchange for 0.28 of a Suncor share per COS share tendered. The acquisition resulted in the issuance of 98.9 million Suncor common shares, which had a fair value of $31.88 per share based on the closing price on the Toronto Stock Exchange (TSX) on the acquisition date.

Suncor acquired COS to benefit from operating synergies and economies of scale expected from combining the two companies' ownership interests in Syncrude.

SUNCOR ENERGY INC. 2016 SECOND QUARTER 49

Purchase price consideration

Number of COS common shares tendered (millions)	353.3

Multiplied by share exchange ratio	0.28

Number of Suncor common shares issued (millions)	98.9

Share price on acquisition date	$31.88

Fair value of consideration ($ millions)	3 154

On February 22, 2016, and March 21, 2016, Suncor acquired the remaining outstanding 131.3 million COS shares on the same terms as the initial acquisition, resulting in the issuance of an additional 36.7 million Suncor common shares which resulted in a total acquisition price of $4.452 billion. The estimated fair values of the net assets acquired were not adjusted to reflect the changes in Suncor's share price on the subsequent transaction dates.

Purchase price allocation

The acquisition has been accounted for as a business combination using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value, except for the employee future benefit liability which is measured as the present value of the net obligation. The preliminary purchase price allocation is based on management's best estimates of fair values of COS' assets and liabilities as at February 5, 2016. Adjustments to estimates may be required.

($ millions)

Cash	109

Accounts receivable	231

Inventory	135

Other assets	105

Property, plant and equipment	9 476

Exploration and evaluation	602

Total assets acquired	10 658

Accounts payable and other liabilities	(375)

Long-term debt	(2 639)

Employee future benefits	(323)

Decommissioning provision	(1 169)

Deferred income taxes	(1 826)

Total liabilities assumed	(6 332)

Net assets of COS	4 326

Non-controlling interest	(1 172)

Net assets acquired	3 154

The fair values of cash, accounts receivable and other current assets, and accounts payable and other liabilities approximate their carrying values due to the short-term maturity of the instruments. The fair values of crude inventory and long-term debt were determined using quoted prices and rates from available pricing sources. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

50 SUNCOR ENERGY INC. 2016 SECOND QUARTER

The following table summarizes the fair value of COS debt acquired by Suncor.

($ millions)	February 5, 2016

Fixed-term debt, redeemable at the option of the company

7.75% Notes, due 2019 (US$500)	755

7.90% Notes, due 2021 (US$250)	389

4.50% Notes, due 2022 (US$400)	515

8.20% Notes, due 2027 (US$74)	114

6.00% Notes, due 2042 (US$300)	316

Total Notes	2 089

Credit facility	550

Total long-term debt	2 639

The non-controlling interest (NCI) was initially measured at the NCI's proportionate share of the net identifiable assets acquired. The subsequent transactions on February 22, 2016, and March 21, 2016, were accounted for as equity transactions with shareholders and eliminated the NCI balance. Suncor recognized the difference between the fair value of the common shares issued and the NCI recorded at February 5, 2016 directly in equity. During the period from February 5, 2016 to March 21, 2016, when Suncor did not own 100% of the equity, net earnings of $11 million were earned that are attributable to the NCI owners.

As part of the acquisition, the company also assumed various pipeline and storage commitments of $3.0 billion undiscounted. The contract terms of these commitments range between one and 24 years, with payments commencing in the first quarter of 2016.

Acquisition costs of $29 million have been charged to Operating, Selling and General expense in the consolidated statements of comprehensive income for the six month period ended June 30, 2016.

COS contributed $489 million to gross revenues and $226 million to consolidated net losses from the acquisition date to June 30, 2016.

Had the acquisition occurred on January 1, 2016, COS would have contributed $671 million to gross revenues and $263 million to consolidated net losses, which would have resulted in gross revenues of $12.3 billion and consolidated net loss of $741 million for the six months ended June 30, 2016.

SUNCOR ENERGY INC. 2016 SECOND QUARTER 51

5. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN SYNCRUDE

On June 23, 2016, Suncor completed the purchase of an additional 5% working interest in the Syncrude project from Murphy Oil Corporation's Canadian subsidiary for $946 million after purchase price adjustments. Suncor's share in the project has increased to 53.74%.

The acquisition has been accounted for as a business combination using the acquisition method. The preliminary purchase price allocation is based on management's best estimates of fair values of Syncrude's assets and liabilities as at June 23, 2016. Adjustments to estimates may be required.

($ millions)

Accounts receivable	8

Inventory	19

Property, plant and equipment	1 330

Exploration and evaluation	82

Total assets acquired	1 439

Accounts payable and other liabilities	(29)

Employee future benefits	(49)

Decommissioning provision	(187)

Deferred income taxes	(228)

Total liabilities assumed	(493)

Net assets acquired	946

The fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of crude inventory was determined using quoted prices and rates from available pricing sources. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities, all of which were applied on a consistent basis as the COS acquisition (note 4).

The additional interest in Syncrude contributed $3 million to gross revenues and nil to consolidated net earnings from the acquisition date to June 30, 2016.

Had the acquisition occurred on January 1, 2016, the additional interest would have contributed $88 million to gross revenues and $38 million to consolidated net loss, which would have resulted in gross revenues of $11.7 billion and consolidated net loss of $516 million for the six months ended June 30, 2016.

52 SUNCOR ENERGY INC. 2016 SECOND QUARTER

6. ASSETS HELD FOR SALE

As at June 30, 2016, the company has reclassified the assets and liabilities related to its lubricants plant and associated infrastructure as assets held for sale. Suncor has commenced a sale process for the lubricants business and anticipates that a sale could occur within the next twelve months. The lubricants business is reported within the Refining and Marketing segment.

The table below details the assets and liabilities held for sale as at June 30, 2016:

($ millions)

Assets

Accounts Receivable	179

Prepaids	2

Inventories	242

Income taxes receivable	18

Property, plant & equipment, net	404

Total assets	845

Liabilities

Accounts payable and accrued liabilities	83

Pension liability	51

Deferred income taxes	54

Total liabilities	188

7. OTHER (LOSS) INCOME

Other (loss) income consists of the following:

	Three months ended June 30		Six months ended June 30
($ millions)	2016	2015	2016	2015

Energy trading activities

Unrealized gains (losses) recognized in earnings during the period	6	(7)	(18)	—

(Losses) gains on inventory valuation	(13)	(11)	17	64

Risk management activities(1)	(131)	38	(230)	46

Investment and interest income	30	24	48	42

Renewable energy grants	11	9	11	14

Risk mitigation and insurance proceeds(2)	26	—	26	104

Change in value of pipeline commitments and other	13	(4)	21	36

	(58)	49	(125)	306

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments and long-term forward starting interest rate swaps in the Corporate segment.

(2)
Includes property damage insurance proceeds recorded in the second quarter of 2016 and business interruption proceeds recorded in the first quarter of 2015. The proceeds recorded in both quarters were for the Terra Nova asset in the Exploration and Production segment.
SUNCOR ENERGY INC. 2016 SECOND QUARTER 53

8. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended June 30		Six months ended June 30
($ millions)	2016	2015	2016	2015

Equity-settled plans	7	8	24	28

Cash-settled plans	31	(2)	146	95

	38	6	170	123

9. FINANCING EXPENSES (INCOME)

	Three months ended June 30		Six months ended June 30
($ millions)	2016	2015	2016	2015

Interest on debt	256	214	510	424

Capitalized interest	(140)	(110)	(281)	(203)

Interest expense	116	104	229	221

Interest on pension and other post-retirement benefits	15	11	27	26

Accretion	73	45	137	97

Foreign exchange loss (gain) on U.S. dollar denominated debt	29	(181)	(892)	781

Foreign exchange and other	11	(9)	25	(17)

Loss on extinguishment of long-term debt	99	—	99	—

	343	(30)	(375)	1 108

During the quarter, the company purchased US$688 million ($891 million) principal value (book value of $864 million) of subsidiary debt acquired through the acquisition of COS (note 4) for US$751 million ($973 million) including US$8 million ($10 million) of accrued interest, resulting in a debt extinguishment loss of $99 million. The company also repaid approximately $600 million of the credit facility acquired in the COS transaction.

10. INCOME TAXES

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR, including tax, penalty and interest, was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter. In addition to the above, the company has:

•
Received NORs related to the derivative contracts from the Provinces of Alberta, Ontario and Quebec for approximately $124 million, $100 million and $42 million, respectively;

•
Provided security to the CRA and the Provinces of Quebec and Ontario for approximately $657 million;

•
Filed Notices of Objection with the CRA and the Provinces of Alberta, Ontario and Quebec; and

•
Filed a Notice of Appeal with the Tax Court of Canada in November 2014 and is now pursuing its Appeal to that Court.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.3 billion.

54 SUNCOR ENERGY INC. 2016 SECOND QUARTER

11. EARNINGS (LOSS) PER COMMON SHARE

	Three months ended June 30		Six months ended June 30
($ millions)	2016	2015	2016	2015

Net (loss) earnings	(735)	729	(478)	388

Dilutive impact of accounting for awards as equity-settled(1)	—	(4)	—	(3)

Net (loss) earnings – diluted	(735)	725	(478)	385

Net (loss) earnings attributable to common shareholders	(735)	729	(489)	388

Dilutive impact of accounting for awards as equity-settled(1)	—	(4)	—	(3)

Net (loss) earnings – diluted attributable to common shareholders	(735)	725	(489)	385

(millions of common shares)

Weighted average number of common shares	1 590	1 446	1 553	1 445

Dilutive securities:

Effect of share options	2	1	1	2

Weighted average number of diluted common shares	1 592	1 447	1 554	1 447

(dollars per common share)

Basic and diluted (loss) earnings per share	(0.46)	0.50	(0.31)	0.26

Basic and diluted (loss) earnings per share attributable to common shareholders	(0.46)	0.50	(0.31)	0.26

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net (loss) earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the three and six months ended June 30, 2015.

12. SHARE CAPITAL

On June 22, 2016, the company issued 82.2 million common shares for $35.00 per common share. Gross proceeds were approximately $2.878 billion ($2.782 billion net of fees).

13. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The following table presents the company's non-designated Energy Trading and Risk Management derivatives measured at fair value as at June 30, 2016.

($ millions)	Energy Trading	Risk Management	Total

Fair value outstanding at December 31, 2015	(18)	20	2

Cash Settlements – (received) paid during the period	(13)	(26)	(39)

Unrealized gains (losses) recognized in earnings during the period (note 7)	(18)	(230)	(248)

Fair value outstanding at June 30, 2016	(49)	(236)	(285)

SUNCOR ENERGY INC. 2016 SECOND QUARTER 55

(b) Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at June 30, 2016.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	12	69	—	81

Accounts payable	(78)	(288)	—	(366)

	(66)	(219)	—	(285)

During the second quarter of 2016, there were no transfers between Level 1 and Level 2 fair value measurements and no transfers into and out of Level 3 fair value measurements.

The company uses forward starting interest rate swaps to mitigate its exposure to the effect of future interest rate movements on future debt issuances. As at June 30, 2016, the company had executed $1.9 billion in forward swaps. A decrease in interest rates of 0.35% during the quarter resulted in a decrease in value of $97 million associated with the swaps. A decrease in interest rates of 0.86% during the six months ended June 30, 2016 resulted in a decrease in value of $220 million associated with the swaps.

Non-Derivative Financial Instruments

At June 30, 2016, the carrying value of fixed-term debt accounted for under amortized cost was $13.7 billion (December 31, 2015 – $13.3 billion) and the fair value was $15.5 billion (December 31, 2015 – $14.5 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

14. ASSET SWAP WITH TRANSALTA CORPORATION

On August 31, 2015, Suncor completed an exchange of assets with TransAlta Corporation. Suncor exchanged Kent Breeze and its share of the Wintering Hills wind power facilities for TransAlta's Poplar Creek cogeneration facilities, which provide steam and power for Suncor's Oil Sands operations. The acquisition of the Poplar Creek cogeneration facilities is expected to enhance the reliability and efficiency of Suncor's base operations.

As part of the agreement, Suncor entered into a 15-year lease with TransAlta to finance the difference between the fair value of the cogeneration facilities and the fair value of the wind farms. The leased assets consist of two gas turbine generators and heat recovery steam generators. Ownership of these assets will automatically transfer to Suncor at the end of the term for a nominal amount. Although the legal form of this arrangement is a lease, in substance it is a deferred financing arrangement because it was entered into to finance the remaining balance of this acquisition and ownership of the assets will automatically transfer to Suncor at the end of the term. The lease is accounted for as a deferred financing arrangement that is part of the business combination because it is a component of the consideration provided to TransAlta.

The transaction was determined to have commercial substance since Suncor acquired operational control of Poplar Creek and will be entitled to all of the electrical output. The acquisition of the Poplar Creek assets was treated as a business combination, whereby the assets and liabilities acquired were recorded at their fair value. The fair values were calculated using an expected future cash flow approach with risk-adjusted discount rates between 6% and 8%. Key assumptions used in the calculation were discount rate, power price and natural gas price.

Purchase consideration

($ millions)

Fair value of Kent Breeze wind farm	47

Fair value of Suncor's share of Wintering Hills wind farm	77

Fair value of deferred financing arrangement	303

Total purchase consideration	427

56 SUNCOR ENERGY INC. 2016 SECOND QUARTER

Purchase price allocation

The preliminary purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities. Upon finalization, adjustments to the initial estimates may be required.

($ millions)

Working capital	36

Property, plant and equipment	393

Decommissioning provision	(2)

Net assets acquired	427

15. ACQUISITION OF ADDITIONAL OWNERSHIP IN FORT HILLS

On November 6, 2015, Suncor completed the purchase of an additional 10% working interest in the Fort Hills oil sands project from Total E&P Canada Ltd. for total aggregate consideration of $360 million. Suncor's share in the project has increased to 50.8%.

16. PROVISIONS

A decrease in the credit-adjusted risk-free interest rate to 3.8% (December 31, 2015 – 4.37%) resulted in an increase in provisions of $507 million for the six months ended June 30, 2016.

17. PIONEER DISPOSITION

During the third quarter of 2014, the company announced that, along with The Pioneer Group Inc., it had reached an agreement to sell the assets of Pioneer Energy, including retail gas stations in Ontario and Manitoba. The company's investment in Pioneer was recorded at fair value and classified as an available for sale financial instrument. The transaction closed in the second quarter of 2015 and the company received $183 million for its 50% share of Pioneer Energy and realized an after-tax gain of $68 million in the Refining and Marketing segment.

SUNCOR ENERGY INC. 2016 SECOND QUARTER 57

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EXHIBIT 99.3 Unaudited Consolidated Financial Statements for the second quarter ended June 30, 2016